

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 15, 2018

<u>Via E-mail</u>
John Venners
Principal Executive Officer
Northsight Capital, Inc.
7580 E Gray Rd., Suite 103
Scottsdale, AZ 85260

   Re: **Northsight Capital, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Filed April 17, 2017
      File No. 000-53661

Dear Mr. Venners:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Brigitte Lippmann (for)

         John Reynolds
         Assistant Director
         Office of Beverages,
         Apparel and Mining

cc: John G. Nossiff, Esq.
   The Nossiff Law Firm, LLP